UNITED STATES OF AMERICA
                                   before the
                      SECURITIES AND EXCHANGE COMMISSION

PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

In the matter of

HEC Inc.						Report for Period
24 Prime Parkway					April 1, 1999 to
Natick, MA  01760					June 30, 1999
							Pursuant to Rule 24

File No.  70-08076 and 70-08086

This report is filed under Rule 24 of the Public Utility Holding Company Act of 1935 by HEC Inc.(HEC), a wholly owned subsidiary of Northeast Utilities, a registered holding company. Pursuant to HCAR No. 35-26108 and 35-26335 and 35-26564(the "Orders"), HEC is authorized to provide energy management services, demand side management services and consulting services. HEC is required to report quarterly on services provided during the previous quarter. Accordingly, this report includes the following information:

1.	A summary balance sheet and an income statement (unaudited) for the three-
month period ended June 30, 1999.  See Exhibit A.

2.	A narrative description of HEC's activities undertaken during the quarter and the type of customers for which services were rendered.  Exhibit B.

As requested by order of this Commission pursuant to the Public Utility Holding Company Act of 1935, HEC has duly caused this report to be signed on the twenty-ninth day of July 1999.

							HEC Inc.
							By:

							Linda A. Jensen
							Vice President - Finance





EXHIBIT A

                                     HEC INC.

                         BALANCE SHEET - June 30, 1999


                                      ASSETS


CURRENT ASSETS:	    1999
   	-----------
    Cash and cash equivalents	 $  384,051
    Contract receivables, current,
    less allowance for uncollectibles of $301,704	  7,639,288
    Other current assets	    148,756
                                            	----------
                  Total current assets	  8,172,095
                                                   -----------
PROPERTY AND EQUIPMENT	  4,348,295
    Less accumulated depreciation and amortization	  3,227,045
                                                     -----------
                  Net property and equipment	  1,121,250
                                                     -----------
OTHER ASSETS	    135,251

TOTAL ASSETS	$ 9,428,596
	===========









                    LIABILITIES AND STOCKHOLDER'S EQUITY
CURRENT LIABILITIES:
    Accounts Payable	 $1,569,531
    Accrued Expenses	    899,381
    Accrued Income Taxes	     39,699
    Short-Term Borrowing NU Moneypool	  2,750,000
                                                     -----------
                  Total current liabilities	  5,258,611
                                                     -----------

OTHER LIABILITIES:
    Deferred income tax liability	    168,929
    Other	  1,122,915
                                                     -----------
                  Total other liabilities	  1,291,844
	 -----------
COMMITMENTS AND CONTINGENCIES

STOCKHOLDER'S EQUITY
    Common stock, $1 par value.
     Authorized and issued 100 shares	        100
    Additional paid-in-capital	  4,000,000
    Foreign Currency Exchange	       (600)
    Accumulated Deficit 	 (1,121,359)
	-----------
                  Total stockholder's equity	  2,878,141

        TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 9,428,596
	============






                                   HEC INC.

                           STATEMENT OF OPERATION

                     FOR THE QUARTER ENDED JUNE 30, 1999

REVENUES	$ 5,067,872

COST OF REVENUES	  3,877,448
		-----------
    Gross profit	  1,190,424

SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	  1,165,860
		-----------
    Operating income	     24,564
		-----------
INTEREST INCOME (EXPENSE)
    Interest income 	     18,609
    Interest expense	    (35,584)
	-----------
	    (16,975)
		-----------
    Income before income tax expense	      7,589

INCOME TAX EXPENSE	          0

   Net Income (Loss)	  $   7,589
	===========

                                      EXHIBIT B

                                       HEC INC.
                       REPORT FOR APRIL 1 - JUNE 30, 1999


                          NARRATIVE DESCRIPTION OF SERVICES


Energy Management Services

HEC provided the following services to clients in the period: energy audits (the identification of energy and other resource cost reduction opportunities); design of energy conservation measures including energy efficient lighting, energy efficient motors, energy management systems, heating, ventilating and air conditioning equipment retrofits, variable speed drives; the management of and direct installation of energy conservation equipment of the same type designed; assistance in identifying and arranging third-party financing for project installations; training in the operation of energy efficient equipment and identification of energy efficiency opportunities; system commissioning and reporting of program results. The majority of these services were performed for schools, hospitals, federal facilities and other government facilities. Other services provided consisted primarily of evaluation of various heating and/or air conditioning equipment configurations for customers or utilities and monitoring and/or evaluating the demand side management program installations of non-affiliated utilities.